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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: July 9, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

ROYAL STANDARD MINERALS INC

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

PROGRESS AT THE GOLDWEDGE PROJECT, NYE COUNTY NEVADA TO INCLUDE POTENTIALLY SIGNIFICANT SURFACE CORE DRILLING RESULTS AND DRILLING TO COMMENCE ON THE RAILROAD COPPER PROSPECT, ELKO COUNTY, NEVADA

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, JULY 9, 2007, ROYAL STANDARD MINERALS INC. (“THE COMPANY”).

The Goldwedge project plant operations have been going through the normal startup issues over the past two months with daily throughput of gold mineralized material to include very common slurry pump shut downs and clean outs of one of ten high volume slurry pumps that transport mill feed, gold concentrates and waste products within the plant. This is due to irregular water and feed material to a particular point in the system. Improvements are occurring daily with more continuous usage of the plant and maintaining longer periods of uniform throughput. We are continuing with the lower grade feed material until all of the issues are reduced to low impact levels to facilitate continuous plant operations. This work also includes a series of small gold pours in order to test the entire system from mine feed to onsite pouring of dore’. This work is part of the process toward evaluating the overall feasibility of the project that to this point continues to be favorable, according to Roland M. Larsen, Qualified Person.

The Company plans to install a flotation circuit to process the thickener tank products, fine gold bearing material (200-400 mesh) that is currently going to the leach pad. Processing this material with flotation will help insure maximize future gold and silver recoveries. We are working with Metcon of Tucson, AZ to continue with the testing and design work for the plant. A flow diagram that integrates with our current plant configuration is necessary for the approval of modifications to our existing mining permit. Metcon’s earlier test work in January, 2007 indicated that recoveries of more than 96% for gold and silver could be achievable with the addition of a flotation circuit.

The Company has completed five (5) surface diamond drill holes on the Goldwedge property during May and June, 2007. Four (4) of the holes are part of a fence of holes across strike, northwest of the current underground mining program, east of west of the identified northwesterly structures that host the gold mineralization. The first three drill holes were set up to explore on the eastern edge of the projection of the gold mineralized trend and to determine the thickness of the volcanic cover and the potential that the volcanics were underlain by prospective limestone units. The first three drill holes indicated that the volcanic cover is thick extending to more than 900 feet in depth in this area. No chemical analyses have been completed for these holes, except a section of limestone encountered in the first drill hole, the balance of the core the volcanic sections are of lower priority and will be analyzed as time permits. The fourth drill hole located west of the first three holes and west of the projected gold mineralized trend cut long sections of the mine host limestone units to a depth of 917 feet. Assay results for the upper portion of this drill hole have not returned notable gold values, the results of analyses for the lower portion of the hole are to be completed.

The fifth drill hole, GW-07-05, was placed to test the down dip extension of drill hole MH-16 that included a gold mineralized section of drill indicated 220’ (550-770’) of 0.365 opt gold the hole bottomed in 0.216 opt gold at 770 feet. The latest drill hole was completed to 1,120 feet drill depth. The lithologic section within the current core hole compares very favorably to drill hole MH-16 that includes highly altered siltites/argillites, quartzite intervals and interbedded carbonate sections. Alteration includes long sections of heavily sericitized and carbonate altered sequences from approximately 160’ to about 800’ drill depth followed by pervasive carbonate alteration to approximately 1,000 feet drill indicated depth. The drill hole bottomed in what appears to be a highly altered (sericitized and pyritized) fragmental volcanic unit or sedimentary breccia. Sulfide distribution within the entire section is constant at several percent with local sections that may contain up to 10% total sulfides as veins and disseminations within the core. The pattern of alteration and sulfide distribution within this lithologic package looks promising and may extend the depth extent and the prospective environment outside of the carbonate section that hosts the gold mineralization in this area. This hole can be reentered if the analytical results indicate that this is necessary or if further study of the rock package and alteration indicates that deepening or extending this hole is necessary. The core from this hole has not been analyzed as yet, we expect to have the chemical analyses completed soon.

The drill rig is to start drilling this week on the Railroad copper prospect located in Elko County, Nevada. At this point there are 12 drill holes permitted. The first drill hole will commence on the northern portion of the test area and will offset toward the south of previous drill holes that cut up to several hundred feet of significant copper mineralization in this area, as previously reported in several press releases. The initial drill holes will step southward toward an area that has had historical copper and other base metals to include gold-silver production.

The Pinon, gold-silver project, the state and federal regulators are requiring additional rock quality and water table level data in order to advance the mining permit application. The Company plans to move the current drill under contract or add another drill to complete 4-8 shallow 500-600 ‘drill holes.

RSM’s Board of Directors has received a letter of resignation from Mr. Jeffrey D. Wolin one of RSM’s current board members, effective immediately. We regret this news, as Jeff has been of enormous help to the Company and we hope will continue this relationship as an investor and supporter. Mr. Robert N. Granger, will move from the current technical advisory board to the Board of Directors to replace Mr. Wolin.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 487-2460 Visit our website at RoyalStandardMinerals.com